AGL Resources	404 584 4000 phone	Ten Peachtree Place
Atlanta Gas Light	www.aglresources.com	Atlanta, GA 30309
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VIA EDGAR AND FACSIMILE

May 12, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Michael Moran, Accounting Branch Chief
100 F Street, NE
Washington, DC 20549-3561

Re: AGL Resources Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 10, 2006
File Number 1-14174
Dear Mr. Moran:

This letter sets forth the responses of AGL Resources Inc. (the “Company” or “we” or “our”) to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 28, 2006 to our President and Chief Executive Officer, John W. Somerhalder II. The Company’s responses set forth below correspond to the comments as numbered in your letter.

Form 10-K for the year ending December 31, 2005

Statements of Consolidated Income, page 57

1.	Revise your filing here and throughout the filing to remove the reference to “fully diluted earnings per share” and present only basic and diluted earnings per share in accordance with SFAS 128.

Company response:

We acknowledge your comment and will exclude references to “fully diluted earnings per share” in future filings as we did in our Form 10-Q filed on May 3, 2006 for the quarter ended March 31, 2006.

Item 9A. Controls and Procedures, page 95

2.
Please note that Item 308(c) of Regulation S-K requests disclosure of any changes (not just significant changes) in a company’s internal control over financial reporting occurring during the last quarter that have materially affected or are reasonably likely to materially affect, the company’s internal control over financial reporting. Please revise your disclosure to confirm that there were no changes in your internal controls over financial reporting that occurred during your last fiscal quarter that materially affected, or were reasonably likely to materially affect, the company’s internal control over financial reporting.

Company response:

The Company will amend its disclosure to state in its amended Form 10-K for the year ended December 31, 2005 (the “10-K/A”) the following:

“There were no changes in our internal control over financial reporting identified in connection with the above-referenced evaluation by management of the effectiveness of our internal control over financial reporting that occurred during our fourth quarter ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Exhibits 31.1 and 31.2

3.
Please advise or amend your filing to provide certifications including the introductory language from paragraph 4 regarding the definition of internal control over financial reporting and paragraph 4(b). See Item 601 of Regulation S-K.

Company response:

The Company will make the changes to the Rule 13a-14(a) certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K and file them as exhibits to its Form 10-K/A.

The Company will also amend the following previously filed reports to include revised Rule 13a-14(a) certifications that conform to the format provided in Item 601(b)(31) of Regulation S-K and will file the revised certifications as exhibits to such reports:

2

•	Form 10-K for the year ended December 31, 2004;
•	Form 10-Q for the quarter ended March 31, 2005;
•	Form 10-Q for the quarter ended June 30, 2005; and
•	Form 10-Q for the quarter ended September 30, 2005.

The Company will file amended Forms 10-K and 10-Q, as indicated above, as expeditiously as possible.

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me at (404) 584-3400.

Sincerely,

/s/ Bryan E. Seas

Bryan E. Seas
Vice President, Controller
and Chief Accounting Officer